CAPCO AMERICA SECURITIZATION CORPORATION
                  COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES
                                 SERIES 1998-D7


Supplement, dated October 29, 1998, to Prospectus Supplement dated September 25, 1998.

Pass-Through Rates

Notwithstanding anything to the contrary set forth in the Prospectus Supplement, the Pass-Through Rates for the Class A-3 and Class A-4 Certificates shall be as follows:

The Pass-Through Rate for the Class A-3 Certificates for any Distribution Date will be equal to the lesser of (i) 6.7400% and (ii) the Weighted Average Net Mortgage Pass-Through Rate for such Distribution Date.

The Pass-Through Rate for the Class A-4 Certificates for any Distribution Date will be equal to the lesser of (i) 7.2300% and (ii) the Weighted Average Net Mortgage Pass-Through Rate for such Distribution Date.

In the event of the prepayment of Mortgage Loans having relatively high interest rates, the Weighted Average Net Mortgage Pass-Through Rate could be lower than 7.2300% or 6.7400%.

Recent Developments

     A revised mark-to-market estimate of the value of CCA's assets on September 28, 1998 indicated that the $214 million contributed to CCA was insufficient (by approximately $150 to $200 million) to restore CCA's capitalization to its July 29, 1998 level (approximately $500 million of shareholder's equity). NHA subsequently contributed additional equity of another $214 million to CCA, based on CCA's mark-to-market losses then estimated, sufficient to restore CCA's shareholder equity to approximately $500 million as of September 30, 1998. On October 22, 1998, Nomura Securities, Co., Ltd. ("NSC"), NHA's parent, reported that its consolidated after-tax losses for the six-month period ending September 30, 1998 was $1,504,000,000 and NHA reported it had incurred a pre-tax loss of $1,160,000,000 for the same period. Following the report of those losses, NSC made an additional equity investment in NHA in the amount of $1,200,000,000.

     There can be no assurance that either CCA or NHA will not experience further losses, that NSC will provide additional capital to NHA or that NHA will contribute capital to CCA beyond its current commitment. In addition, current market uncertainty and volatility have had, and may continue to have, further significant adverse impact on the financial condition of CCA and NHA.

Exhibit E

     Exhibit E to the Prospectus Supplement sets forth the Weighted Average Net Mortgage Rate (WAC) calculated for the Mortgage Pool for each Distribution Date based on certain assumptions. Each WAC shown on Exhibit E is 0.005% less than the actual WAC calculated for each Distribution Date.